e+

February 19, 2010

BY EDGAR

Stephen G. Krikorian
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ePlus inc. Form 10-K For the Fiscal Year Ended March 31, 2009 File No. 001-34167

Dear Mr. Krikorian:

This letter is submitted on behalf of ePlus inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended March 31, 2009 (the “Form 10-K”), as set forth in your letter to Phillip G. Norton dated January 29, 2010.

For reference purposes, the text of each comment contained in your letter dated January 29, 2010 has been reproduced herein, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Assumptions Related to Goodwill, page 27

1.
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings:

•	The percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

Stephen G. Krikorian
Securities and Exchange Commission
February 19, 2010

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.  Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

RESPONSE:  Please note that in the Company’s Form 10-Q for the quarter ended December 31, 2009, which was filed with the SEC on February 5, 2010, the Company added disclosure of its goodwill impairment analysis.  As a result of its recent analysis, the Company incurred an impairment charge to its goodwill of $4.0 million related to the Leasing reporting unit for the quarter ended December 31, 2009.  The disclosure on page 32 of the Form 10-Q provides the extent to which the fair value of all remaining reporting units that have goodwill exceed their carrying value.  The fair value of the Technology reporting unit was 12.2% higher than the carrying value and the fair value of the Software document management reporting unit was 245.8% higher than the carrying value. The Company will complete step 2 of the goodwill impairment analysis in the current quarter ending March 31, 2010 and  will update its goodwill disclosure in its Form 10-K for the year ending March 31, 2010 accordingly.

In future filings, the Company will continue to disclose the percentage by which the fair value of the reporting unit exceeds the carrying value as of the date of the most recent test, the amount of goodwill allocated to the reporting unit, the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value of the reporting unit in the event the fair value does not substantially exceed the carrying value, and the risk that the reporting unit may fail step one of our goodwill impairment analysis.  In the event the fair value does substantially exceed the carrying value, the Company will so state.

Liquidity and Capital Resources

Credit Facility – Technology Business, page 34

2.
Please provide us with your analysis as to whether you should provide additional disclosure, in quantitative terms, of the financial covenants of ePlus Technology, inc.’s financing facility from GECDF and the $35 million credit facility with Branch Banking and Trust Company and National City Bank.  Refer to Section IV.C of Release No. 34-48960 of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Stephen G. Krikorian
Securities and Exchange Commission
February 19, 2010

RESPONSE:  Please note the Branch Banking and Trust Company was a participant of the National City credit facility.  The National City $35 million credit facility expired on July 10, 2009. Section IV.C. of Release 34-48960 provides that there are generally two scenarios in which the company should consider whether discussion and analysis of material covenants related to their outstanding debt may be required.  The two scenarios include when companies are, or are reasonably likely to be, in breach of such covenants and if the covenants limit, or are reasonably likely to limit, a company's ability to undertake financing to a material extent.  The Company is not, and does not believe that it is reasonably likely to be, in breach of GECDF credit facility.  In addition, the Company does not believe that the covenants of the GECDF credit facility materially limit its ability to undertake financing.  In this regard, the covenants apply only to the Company’s subsidiary, ePlus Technology, inc., and the financial covenants calculations of ePlus Technology are within the covenant restrictions by a substantial margin.  On page 42 of the Form 10-Q for the period ended December 31, 2009, the Company provides a description of the covenants and disclosure that it does not believe the covenants materially restrict its ability to undertake additional debt or equity financing.  Accordingly, we do not believe any additional disclosures of the financial covenants of our financing facility are necessary at this time.

Financial Statements

Consolidated Balance Sheets, page F-3

3.	Please tell us how you have considered providing a classified balance sheet. In this regard, we note that you have not classified your assets or liabilities as current and noncurrent.

RESPONSE:  Please note that although most enterprises present classified balance sheets, enterprises in several specialized industries (including broker-dealers and finance, real estate, and stock life insurance companies), for which the current/noncurrent distinction is deemed in practice to have little or no relevance, prepare unclassified balance sheets.  The Company began its operations as an equipment leasing company, under the name MLC Holdings Inc., and followed the industry practice of presenting an unclassified balance sheet.  Although the Company has expanded its operations to sales of product and services, the leasing business continues to be an integral part of the business with leased assets of approximately $184.9 million, or 49% of total assets, at December 31, 2009.   The Company’s financing business segment contains assets and liabilities which  have   operating cycles that extend beyond one year. Accordingly, the traditional commercial company classification of current and non-current, demonstrated by a one-year maturity, is not particularly relevant.  The Company has given careful consideration, and believes its financial statements, specifically our notes related to investment in leases and leased equipment–net and recourse and non-recourse notes payable which contain material lease-related assets and liabilities allocated by year, are informative to investors.

Stephen G. Krikorian
Securities and Exchange Commission
February 19, 2010

Consolidated Statements of Income, page F4

4.
Please describe for us the nature of the costs included in the “direct lease costs” line item.  If these costs are directly related to the generation of your lease revenue, please explain to us why you have not included these costs in the “cost of leased equipment” line item.

RESPONSE:  Please note that “direct lease costs” and “cost of leased equipment” relate to two different revenue streams.  “Direct lease costs” relate to “lease revenues” and consist primarily of depreciation of operating leases and direct financing leases and amortization of initial direct costs.  “Lease revenues” consists primarily of rental revenue from operating leases, amortization of unearned income from direct financing leases and sales-type leases, and sales of leased assets to lessees.

“Cost of leased equipment” are costs directly related to “sales of leased equipment”.  These costs are essentially the net book value of the assets and liabilities of the lease recorded at the time of sale.  These “sales of leased equipment” are to non-lessee third parties, for example a bank.  On pages 28 and 29 of the Form 10-Q for the period ended December 31, 2009, the Company provides a description of “lease revenues” and “sales of leased equipment”, and on page 36, the company provides a description of the significant component of “direct lease costs” which is depreciation of operating leases.

The Company has considered the Staff's comment and will modify the description of "sales of leased equipment" and "cost of leased equipment" in future filings.  We will describe the "sales of leased equipment" as proceeds from sales of the leased assets and the underlying lease to a non-lessee third party.  In addition, we will describe "cost of leased equipment" as the net book value of the leased assets recorded at the time of sale.

*  *  *  *  *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (703) 984-8040 with any further comments or questions you may have.

Sincerely,

Elaine D. Marion
Chief Financial Officer

cc:           Mr. Phillip G. Norton
Lloyd H. Spencer, Esq.